Exhibit 4e

Exhibit 4e

Exhibit 4e

Exhibit 4e

Exhibit 4e

Exhibit 4e

Exhibit 4e

Exhibit 4e

Exhibit 4e

Exhibit 4e

Exhibit 4e

Exhibit 4e

Exhibit 4e

Exhibit 4e

Exhibit 4e

Exhibit 4e

Exhibit 4e

Exhibit 4e

Exhibit 4e

INMET
MINING

Inmet Mining Corporation

Suite 1000
330 Bay Street
Toronto, Ontario.
Canada M5H 2S8

Tel: (416) 361-6400
Fax: (416) 368-4692

November__, 2006

Mr. Gary Freeman
President
Pediment Exploration Ltd.,
300 – 905 West Pender St.,,
Vancouver, B.C.
V6C 1L6

Dear Sir:

Re: OPTION AND JOINT VENTURE PROPOSAL

Caborca Property, Sonora, Mexico

Further to our recent communications, following are terms to an option and joint venture agreement between Inmet Mining Corporation and its affiliates ("INMET") and PEDIMENT Exploration Ltd. and its affiliates, ("PEDIMENT") to explore the Caborca Property, Sonora, Mexico (the "**Property**").

1. PROPERTY

(a) The Property shall include all mining claims described in Schedule "A", attached, other than the Pitalla license.

(b) The Property shall not include the Pitalla and Pitalla 2 licenses as described in Schedule "A".

(c) Any new claims acquired by either party while this Agreement is in force acquired within a four kilometer Area of Interest of the Property would fall under the terms of this Agreement excluding any claims currently owned by PEDIMENT or its Mexican subsidiaries. This area of interest will be as described on the location map

attached to Schedule "A". The Area of Interest will expand to cover the area within four kilometers of any newly acquired claim.

(d) INMET agrees that in the event that PEDIMENT or its successor carries out mining operations on any claims adjacent to the Property, INMET and Holdco will permit PEDIMENT to acquire such surface rights forming part of the Property for mining operations and potential production to be carried out.

2. REPRESENTATIONS AND WARRANTIES

PEDIMENT represents and warrants that:

(a) the Property has been properly staked, and that PEDIMENT and/or its affiliates is the legal, beneficial and exclusive holder of the Property and has the right, power and capacity to enter into this agreement;

(b) the Property is not subject to any underlying agreements, adverse claims, liens, royalty interests or encumbrances; and .

(c) the Property is in good standing until June 30, 2007.

3. GRANT OF OPTION

PEDIMENT grants to INMET the option to acquire a 70% interest to the Property.

4. TITLE

(a) PEDIMENT agrees to incorporate and organize a corporation (**"Holdco"**), to be registered and qualified under Mexican law to acquire and hold the Property and to conduct mineral exploration and mining thereon, as soon as reasonably possible after the Notice Date and PEDIMENT further undertakes to transfer to Holdco 100% of all interests in the Property. The cost of incorporating and organizing Holdco will be borne as to 70% by INMET and 30% by PEDIMENT. In this regard, INMET agrees to pay to PEDIMENT 70% of the amount required to set up Holdco as requested by PEDIMENT.

(b) PEDIMENT will ensure that Holdco is properly organized with bylaws and articles of incorporation containing provisions which both parties are satisfied protect appropriately their respective investments in the Property and Holdco during the Earn-in Period.

(c) PEDIMENT will notify INMET when it has satisfied the requirements of paragraphs 4(a) and (b) accompanied by evidence to INMET's reasonable satisfaction (the date of such notification being hereinafter called the **"Holdco Date"**).

5. ACCESS TO INFORMATION

(a) PEDIMENT will deliver to INMET all information relating to the Property in its possession, including all agreements (the "**Information**"), within seven days of the date of execution of this Agreement and to provide full access to the Property to conduct investigations as INMET sees fit.

(b) INMET and PEDIMENT agree that during the Earn-in Period (as defined hereinafter), and once a Joint Venture has been formed, the party serving as Operator will make available to the other party all results, maps, reports and other information pertaining to the Property as soon as they are available.

6. OPTION TERMS

(a) INMET will have the right to terminate this Agreement for any reason within 60 days of receipt of the Information, but will otherwise give written notice to PEDIMENT of its intention to proceed (the "**Notice Date**") within 60 days of receipt of the Information having been forwarded as required under 5(a) above.

(b) To exercise the Option, INMET will make cash payments (in Canadian dollars) to PEDIMENT and incur exploration expenditures, direct and indirect (in Canadian dollars) as per the following schedule:

	Cash Payments	Expenditures
On Notice Date	$50,000(firm)	
On or before 6 months of Notice Date:		$100,000 (firm)
On or before 1st anniversary of Holdco Date:	$50,000(additional)	$250,000
On or before 2nd anniversaryof Holdco Date:	$50,000 (additional)	$1,000,000
On or before 3rd anniversary of Holdco Date:	$50,000 (additional)	$1,650,000
On or before 4th anniversary of Holdco Date:	$50,000 (additional)	$2,000,000
Total:	$250,000	$5,000,000.

(The period commencing the date of this Agreement and ending on the 4th anniversary of the Holdco Date, subject to extenstion under paragraph 7(b), is hereinafter called the "**Earn-in Period**").

(c) Except for the payment on the Notice Date and the firm commitment totalling $100,000 in expenditures on or before 6 months of the Notice Date, all payments and expenditures will be optional, subject to timely notice of termination as per paragraph 10(a).

(d) All payments are inclusive of any and all taxes.

(e) If INMET does not make the first six month expenditure requirement, it shall pay to PEDIMENT, on or before the end of the six month period, the difference between the amount spent and the required amount. If INMET does not meet any subsequent year's expenditure requirement and that shortfall is less than 25% of the required amount, it shall have the option to pay to PEDIMENT on or before that year's anniversary date, the difference between the amount spent and the required amount. Subject to paragraph 7(b) below, if the shortfall in expenditures is 25% or greater, then this Agreement will terminate. The expenditure will be deemed to have been

made, in the case where PEDIMENT is Operator, at the time INMET delivers funds to PEDIMENT.

(f) INMET shall have the right to accelerate any of the cash payments or expenditures, and expenditures in excess of the minimum in any period will be credited to the subsequent period.

(g) Should INMET make all of the above payments and expenditures required under paragraph 6(a), it will have earned a 70% interest in the Property and will receive shares of Holdco representing 70% of the issued and outstanding share capital of Holdco (the "**Shares**") as at that time without taking any further steps (the "**Option Exercise**"). PEDIMENT will cause Holdco to issue the Shares promptly upon the occurrence of the Option Exercise or in the alternative, at INMET's cost and expense, enter into arrangements beforehand at the request of INMET as may be satisfactory to it and INMET for the earlier issuance of the Shares where such arrangements provide for the delivery of the Shares to INMET promptly after the occurrence of the Option Exercise. INMET will provide PEDIMENT with written notice of the Option Exercise promptly after it occurs.

7. OPERATORSHIP DURING EARN-IN PERIOD

(a) PEDIMENT will serve as initial Operator during the Earn-in period.

(b) Within 60 days following the date of execution of this agreement for the first year and no later than 30 days prior to the anniversary of the date of execution in any subsequent year, the Operator will prepare, present and carry out a work program and budget that at least satisfies the expenditure requirement under paragraph 6(a) for that year. The work program and budget will be initially reviewed by a technical committee consisting of representatives of both PEDIMENT and INMET. INMET will have final authority with regard to the work program's direction, budget, land acquisition, or any individual third party contract above $50,000 and all contracts between Holdco and PEDIMENT. Both parties recognise that unforeseeable situations beyond the control of the Operator such as but not limited to the availability of men and equipment may cause delays in any work program and such delays may cause the expenditure requirements not to be met. INMET shall be entitled to the benefit of any additional period of time during which such situation exists, which shall then be added to each of the dates set out in paragraph 6(a).

(c) Once the first year's program is approved, a monthly expenditure projection will be prepared by the Operator to be approved by the technical committee. INMET will thereafter remit the necessary funds to PEDIMENT in advance and on a monthly basis as called upon under the projection.

(d) The Operator will have the right to charge an administration fee of 10% and this fee to qualify as expenditures under paragraph 6(a) of this Agreement.

(e) Once expenditures under the first year's program have reached a minimum of $350,000, INMET may at its option on written notice replace PEDIMENT as Operator for the remainder of the Earn-in Period.

(f) If INMET at the end of the first year elects not to replace PEDIMENT as Operator, PEDIMENT will continue as Operator but INMET will have the option to replace PEDIMENT as Operator at any subsequent time during the Earn-in Period on written notice to Pediment.

(g) INMET agrees to indemnify and save PEDIMENT from and against all losses, liabilities, claims, demands, damages, expenses, suits, injury or death in any way referrable to mining operations conducted by PEDIMENT at the request of or on behalf of INMET; provided, that PEDIMENT shall not be indemnified for any loss, liability, claim, demand, damage, expense, suit, injury or death resulting from the gross negligence or wilful misconduct of PEDIMENT or its employees, agents or contractors. For further clarity, the parties intend that INMET shall be responsible for all liabilities, known or unknown, contingent or otherwise, which were incurred or arose during the Earn-in Period and related to work commissioned by INMET.

8. OBLIGATIONS OF THE OPERATOR

(a) The Operator shall maintain the Property in good standing as required under applicable law or regulation.

(b) The Operator shall conduct all work in a proper and workmanlike manner in accordance with prudent and customary mining practice of an operation of a similar nature.

(c) Upon a change in or termination of the Operator, the outgoing or terminated Operator shall leave shall leave the Property and all roadways into and thereon in substantially the same condition as they were in prior to commencement of its activities on the Property.

9. ACCESS TO PROPERTY

(a) If INMET becomes Operator, then INMET shall have the right to carry out work on the Property during the Earn-In Period as it sees fit, in accordance with paragraphs 7 and 8 of this Agreement.

(b) The non-operating party shall have the right, at its own risk and expense, to visit the Property at all reasonable times.

10. TERMINATION

(a) INMET may terminate this Agreement with immediate effect at any time during the Earn-in Period by notifying PEDIMENT in writing at least 60 days prior to any

anniversary date of the Holdco Date provided that INMET will be required to pay all property and mining taxes owing on the Property for the following tax semester.

(b) If prior to the Option Exercise, INMET should fail to meet any material term and condition of this Agreement, then subject to paragraph 10(c) PEDIMENT may terminate this Agreement.

(c) This Agreement will not be terminated due to any breach by either party without the non-breaching party first notifying in writing the breaching party of the breach and the breaching party then having 30 days to remedy that breach.

(d) If this Agreement is terminated by PEDIMENT under paragraph 10(b) above, INMET:

i. if it acted as Operator, will satisfy any liabilities to the extent same arise as a result of Inmet's activities on the Property;

ii. shall deliver to PEDIMENT, within 30 days of the effective date of termination, copies of all factual maps, reports, assay results and other factual data and documentation relating to INMET's activities on the Property;

iii. will confirm it has no interest in the Property hereunder, will acknowledge that it is not entitled to enforce payment of any amounts advanced by it to Holdco during the earn-in period and shall be released from all obligations under this Agreement other than those arising under paragraph 8 (c), this paragraph 10(d) and paragraph 13 and if any of the Shares of Holdco have been issued to INMET pursuant to paragraph 6(g) of this Agreement, INMET shall return all such shares to Holdco for cancellation or for transfer to PEDIMENT, as PEDIMENT may direct;

iv. if it acted as Operator, shall vacate the Property within a reasonable time after such termination, but shall have the right of access to the Property for a period of three months thereafter for the sole purpose of performing its obligations under paragraph 8(c), if any, on the Property to a standard compliant with the law, which it will be obligated to do, and of removing its chattels, machinery, equipment and fixtures therefrom; and

v. on behalf of Holdco pay any filing fees or similar payments to governmental authorities required by applicable law to ensure the Property is in good standing for at least one complete tax semester from the date of termination.

11. SHAREHOLDERS' AGREEMENT

(a) During the first year of the Earn-In Period and subject to Inmet providing notice under paragraph 6(a), PEDIMENT and INMET will in good faith, work to expeditiously settle the terms of a shareholders agreement reflecting their arrangements concerning their respective interests in Holdco after the occurrence of the Option Exercise (the "**Effective Date**"), which form of agreement will contain

provisions incorporating at least the key principles enumerated in Schedule "B". Upon the Option Exercise, PEDIMENT and INMET will execute such shareholders agreement

(b) INMET may elect to fund and carry on a work program during the 90 day period following the occurrence of the Option Exercise, PEDIMENT will have a back-in right over that period and avoid dilution of its interest in Holdco by delivering its pro rata share of the funding required for such program with no penalty. If PEDIMENT elects not to participate in the shareholders agreement or fails to deliver its share of such funding within 120 days of the Effective Date, its shares in Holdco will be subject to dilution based on the schedule to be set out in the Shareholders Agreement or in Paragraph 7 of the Required Terms for the agreement appended hereto as "Schedule B" if a Shareholders Agreement has not yet been executed

(c) If the interest of either party to this Agreement in Holdco is diluted to an amount less than 15%, its shares in Holdco will be exchanged or redeemed by Holdco in return for net smelter return (NSR) production royalties on gold and copper based on the following schedules:

Copper price ($US2006)	% Copper NSR
Less than 1.25	1.0
1.25 to 2.00	2.0
Greater than 2.00 to 5.00	3.0
Greater than 5.00	4.0

The copper price used to determine the copper royalty will be calculated quarterly and based on the average of the London Metal Exchange daily official settlement prices reported for the relevant quarter. The Copper NSR is defined as follows:

(Total Smelter Revenues for all Payable Metals – Total Smelter realization costs for all metals) X Payable Copper Revenue / Total Payable Metal revenue.

Gold price ($US2006)	% Gold NSR
Less than $500.00	1.0
$500.000 to $800.00	2.0

Greater than $800.00	3.0

The gold price used to determine the gold royalty will be calculated quarterly and based on the average of the London Bullion Market Association PM Fix reported for the relevant quarter.

The Gold NSR is defined as follows:

(Total Smelter Revenues for all Payable Metals – Total Smelter realization costs for all metals) * Payable Gold Revenue / Total Payable Metal revenue

(d) The copper and gold price thresholds used in the two royalty schedules above will be adjusted for the US consumer price index at the end of each quarter.

12. SELLING OF INTEREST

(a) If either party (in this paragraph, the "**Disposing Party**") wishes to dispose of all but not less that all of its rights and interests under this Agreement or in the Property or its shares in Holdco ("**Offered Interest**") it will, by notice, first offer to sell its Offered Interest to the other party (the "**Remaining Party**") for a price (in cash) and on terms which the Disposing Party establishes. If the Remaining Party does not accept the offer within 30 days, the Disposing Party shall then have 180 days to dispose of the Offered Interest to an arm's length third party for the same or greater price and on the same terms or terms no more favourable to the third party, provided that the incoming party executes and delivers, in a form acceptable to the Remaining Party, a document whereby the incoming party agrees to be bound by, and comply with, the terms of this Agreement and any Shareholders Agreement in effect with respect to Holdco.

(b) The rights of first offer shall not apply to bona fide transfers to an affiliate provided that the incoming affiliate delivers, in a form acceptable to the Remaining Party, a document whereby the incoming party agrees to be bound by, and comply with, the terms of this Agreement and further provided that the Disposing Party shall remain liable for the performance of the obligations of its transferee affiliate under, and remain bound by, the terms of this Agreement. However if the transferee ceases to be an affiliate of the Disposing Party, then it shall transfer the interest back to the initial Disposing Party.

13. CONFIDENTIALITY

(a) Both PEDIMENT and INMET will treat all information as confidential except as mutually agreed to by them, or where disclosure is required, in the opinion of counsel to the party proposing to make such disclosure, by applicable securities legislation or regulation, or by the order or process of a court of competent jurisdiction. Where disclosure is required under this paragraph, the disclosing

Schedule "A"

Schedule of Claims

Concession Name	Title Number	Hectares	Date of Denouncement	Owner	
Pitaila	218703	210.0000	Jan 10, 2003	Minera Pitalia	no
Pitalla 2	223534	65.0000	Jan 13, 2005	Minera Pitalla	no
Pitalla 3	226727	13,440.8381		Pediment de Mexico	yes
Diana	218854	56.0000	Jan 22, 2003	Minera Pitalla	no
Martha	219816	371.0000	April 1, 2003	Minera Pitalla	no

Location Map showing area of interest

Pitalla License

SCHEDULE "B'

REQUIRED TERMS OF SHAREHOLDERS AGREEMENT

The following key principles are provided here in abbreviated form and will be developed in detail in the formal Shareholders' Agreement to be negotiated.

1. ***Initial Ownership Interests***

At the Effective Date, the respective Ownership Interests of Inmet and Pediment (each a "Shareholder") will be 70% and 30% respectively. Ownership Interests represent the equitable and beneficial ownership interest of each Shareholder in Holdco, as evidenced by its equity in Holdco and shareholder loans advanced by it to Holdco. The shares of Holdco will be owned by each Shareholder in proportion to its Ownership Interest and shareholder loans will be advanced and held by each Shareholder in the same proportions.

2. ***Board of Directors.***

Upon incorporation of Holdco, a Board of Directors will be appointed consisting initially of four directors nominated by INMET and two directors nominated by PEDIMENT. A quorum for a directors meeting shall consist of four directors. A nominee of INMET shall be elected as Chairman by the Board but will not have any second vote by virtue of being Chairman. Board decisions will be made by simple majority except that any decision by Holdco relating to items (i) to (viii) inclusive shall require unanimous approval of the Board and of the shareholders:

(i) to conduct any business other than that related to exploration and mining; or

(ii) to borrow money other than for financing the construction of a mine and working capital for mine operations, or in the ordinary course of business;

(iii) to issue shares or other securities of Holdco to any shareholder, other than as contemplated in and subject to this Shareholder Agreement;

(iv) to issue shares or other securities of Holdco to any person who is not already a shareholder;

(v) to any make loans to any shareholders or their respective affiliates;

(vi) ;for the redemption, repurchase or retirement for value of any shares or other securities of Holdco, except as contemplated under the provisions of this Shareholder Agreement;

(vii) any agreement between Holdco and a shareholder or a shareholder's affiliates where such agreement does not demonstrably set out arms' length or market terms;

and any decision:

(viii) to wind up, amalgamate or undertake a corporate merger or similar transaction; or

(ix) to sell or dispose of all or substantially all of the assets of Holdco or the Property,

shall in each case, require approval by the Board or the shareholders in accordance with applicable corporate law.

3. ***General Manager***

Upon Holdco's formation, the Board of Directors will appoint a General Manager who shall be a nominee of the majority shareholder. The General Manager will be responsible for the daily direction of exploration, development and mining activities.

4. ***Operator.***

i) INMET may be the initial operator ("**Operator**"), through a contract to Holdco and, generally speaking, the Operator may remain Operator so long as it has the single largest shareholding.

ii) Any party acting as Operator may resign as Operator on at least 90 days' notice to all the parties. The Board of Holdco shall thereupon may select another party to be Operator upon the 90th day after receipt of the Operator's notice of resignation.

iii) Any new Operator shall assume all of the rights, duties, liabilities and status of the previous Operator as provided in this Shareholder Agreement. Any new Operator shall have no obligation to hire any other employees of the former Operator resulting from the change of Operator.

iv) Upon ceasing to be Operator, any former Operator shall forthwith deliver to the person nominated for that purpose by the Board of Holdco the custody of all assets, property, books, records, and other property both real and personal relating to this Shareholder Agreement and the Property

v) At any time, the Board may cause the General Manager of Holdco to hire staff and assume specific duties regarding exploration or mining, obviating the need for an Operator for some or all of the work carried on by Holdco.

vi) Any Operator will be responsible for the daily direction of exploration, development and mining activities which it carries out on behalf of this Shareholders Agreement. In so doing, and unless it obtains the unanimous approval of the Board of Holdco to do otherwise, any Operator shall:

(a) comply with all instruments of title under which mineral properties in the Property is held;

(b) pay all Costs properly incurred promptly as and when due;

(c) keep the property and assets relating to the Property free of all liens and encumbrances;

(d) do all such other things as may be necessary to maintain the mineral properties that are held by Holdco in good standing; however, if the Board of Directors of Holdco should decide to drop the Property, the Operator will give the non-Operator 60 days notice of that intention to drop and will transfer that part of the Property to the non-Operator, in good standing to at least the end of the Operator's 60-day notice period aforesaid, if the non-Operator so requests within 30 days of the Operator's notice, in which event that part of the Property will no longer be subject to this Shareholder Agreement;

(e) in addition to complying with local requirements, maintain accounts in accordance with accounting principles generally accepted in the mining industry;

(f) perform its duties and obligations in a sound and workmanlike manner, in accordance with sound mining and engineering practices, and in compliance with all applicable laws and this Shareholder Agreement;

(g) permit authorized representatives of each shareholder, at its and their sole risk and expense and at reasonable times, to have access to the mineral properties and to all technical records and other factual engineering data relating to the Property which is in the possession of the Operator; and

(h) during the exploration period furnish the parties with quarterly progress reports and with a final report on conclusion of each Program and during the mine construction and mine operating period furnish monthly progress reports.

5. ***Exploration Programs.***

The General Manager may propose draft annual programs of exploration for Board approval and carry out the programs approved by the Board. Each Shareholder will contribute its proportionate share of the Costs of the programs approved for the exploration period, which period will end upon the approval of a production decision under paragraph 9.

6. ***Contribution of Funds***

(a) The General Manager will cash call each Shareholder monthly for its proportionate share of funding required by Holdco.

(b) Contributions will be made in cash and firstly and to the greatest extent possible by means of loans by the Shareholders to Holdco and secondly by way of capital contributions. The principal outstanding under shareholder loans and accrued but unpaid interest will be treated as a contribution to Holdco. Shareholder loans will bear interest at LIBOR plus 5%, and no interest, principal or other payments will be paid with respect to such debt obligations except to the extent that the Board declares there is cash available for distribution.

7. ***Dilution in Holdco***

Subject to para 11(b) of the Agreement, the following rules apply to each Program :

i) Each shareholder will fund its share of Costs according to a schedule of advances established by the Operator, in good faith, or the General Manager, as the case may be, at the outset of each Program; or, failing an advance schedule being established, within 30 days of invoice by the Operator, if any or by Holdco, for a cash call or Costs incurred.

ii) If a shareholder elects not to contribute to any Program, the other shareholder will be entitled to contribute an amount equal to the non-contributing shareholders share of the funding for that Program. This will, effectively, result in the shareholders' respective shareholding percentages in Holdco being adjusted and the non-contributing shareholder's shareholding percentage in Holdco diluted by formula. However, if a Program to which a shareholder elected not to contribute is completed or terminated with less than 80% of the budgeted Costs having been incurred, the non-contributing shareholder will be given notice thereof, including the results of the Program, and it may within 30 days elect to contribute its proportionate share based on its prior shareholding whereupon it will reimburse the other shareholder, at cost, and thereby regain the shareholding percentage it held at the commencement of that Program.

iii) If a shareholder elects to participate in any Program but fails to fund its share of Costs on or before the due dates established in the advance schedule or within 30 days of an invoice for a cash call or Costs incurred, that shareholder will have 10 days after receipt of a notice of default from the Operator or the General Manager, as the case may be, to pay the amount due. Thereupon, the non-defaulting shareholder may, without being obligated to do so, and without limiting the Operator's or Holdco's legal rights, elect to contribute the defaulting shareholder's share of the funding for that Program and in doing so, increase its shareholding percentage in Holdco by formula and by an amount equal to twice that of the defaulting shareholder's share of that Program.

iv) Dilution of either party's interest to below 15% of the shares of Holdco, or failure of either party to participate in two consecutive programs of at least Cdn$50,000 will cause that party's shares to be surrendered to Holdco for cancellation in return for a net smelter return (NSR) royalty as defined by the schedule in **paragraph 11(b)** of the Agreement.

v) Any party who's interest dilutes to less than 30% but greater than or equal to 15% of the shares of Holdco will be entitled to appoint only one director to the Board of Holdco.

vi) Any party who's interest dilutes to less than 15% of the shares of Holdco will not be entitled to appoint any directors to the Board of Holdco.

8. *Feasibility Study.*

Any decision to place the Property into production is to be based on a Feasibility Study approved by Holdco's Board which will be prepared as a separate Program under paragraph 2. The Feasibility Study will be compliant with National Instrument 43-101 or any comparable regulatory legislation in place at that time and will include such information as the Board may determine.

9. *Production Decision.*

The Board may make a production decision based on the Feasibility Study. Each shareholder will contribute its proportionate share of the Costs of construction and operating costs thereafter.

10. *Project Financing*

To the greatest extent possible the operations necessary for construction of a mine will be funded by project financing obtained by Holdco from third party lenders and an equity/subordinated shareholder loan component from the Shareholders.

Each Shareholder will on a pro rata basis convert any contribution to Holdco that it has made in the form of shareholder loan to equity if such action is required to obtain project financing. Each Shareholder will agree to subordinate any shareholder loans it has made to Holdco to secured project financing which Holdco may obtain.

If requested by a project lender, each Shareholder will provide a corporate guarantee, as a parent company, of a share of the project financing that corresponds to its Ownership Interest, with such guarantee to be effective only until the relevant operational and economic completion tests incorporated in the project financing documents are satisfied.

Neither Shareholder will be obligated to seek to project financing on terms which impairs its ability to finance other projects or which it considers commercially unreasonable.

11. *Reimbursement of Operator.*

Any Operator shall be reimbursed for any Costs it incurs on behalf of Holdco in carrying out approved exploration programs and implementing a production decision. **"Costs"** means:

(a) all costs, expenses, charges and outlays, direct and indirect, made or incurred by the Operator on or in respect of the Property after the Effective Date and

in the case of the Operator, an operator's fee as follows:

(i) an operator's fee of 10%, reduced to 5% on amounts in excess of Cdn$100,000 on any single third party contract, of costs (not including Holdco's administrative costs and expenses) incurred during the exploration period (i.e. up to the date a production decision is made for the Property); and

(j) an operator's fee of 3% of costs (not including Holdco's administrative costs and expenses) incurred following the date a production decision is made for the Property.

(b) The operator's fee has been established on the basis that the Operator should not profit nor lose by providing its services. This fee is not capable of audit but will be reviewed by the parties in good faith at the instance of either party requesting the same.

12. ***Mine Operating Plans.***

A mine will be operated on the basis of annual operating plans approved by the Board; provided that the Board may temporarily suspend or permanently terminate operations pursuant to a suspension or closure plan approved by it.

13. ***Audits.***

Holdco will have its books audited each year by an accounting firm of recognized standing.

14. ***Dividends.***

Holdco will declare and pay dividends as per a mutually agreed upon distribution policy, after making due provision for maintenance of adequate working capital, reserves required to be established in connection with mine construction project financing obligations and reserves established in accordance with generally accepted accounting principles in respect of mine closure and reclamation Costs

15. ***Right of First Refusal.***

Each Shareholder will have a right of first refusal in the event of the planned disposition by the other Shareholder of its Ownership Interest in accordance with the provisions described in Paragraph 12 of the Agreement

16. ***Dispute Resolution***

(a) All controversies, claims or disputes that arise out of relate to this Agreement or the construction, interpretation, performance, breach, termination, enforceability or validity of this Agreement, or the commercial, economic or other relationships of the parties thereto, whether such claim is based on rights, privileges or interests recognized

by or based upon statute, contract, tort, common law or otherwise and whether such claim existed prior to or arises on or after the date of this Agreement (a "Dispute") shall be resolved in accordance with the provisions of this Section 18; provided that this Section 18 shall not prevent a party from seeking a temporary restraining order or other interim relief to preserve the status quo pending efforts to resolve the dispute. Notwithstanding anything to the contrary contained in this Section 18, nothing herein shall limit the ability of the directors and officers of a party to this Agreement from communicating directly with the directors and officers of any other party hereto or its Affiliates.

(b) A party may give the other party written notice (a "Dispute Notice") of any Dispute that has not been resolved in the normal course of business. Within five (5) business days after delivery of the Dispute Notice, the receiving party shall submit to the other party a written response (the "Response"). The Dispute Notice and the Response shall each include (i) a statement setting forth the position of the party giving such notice, (ii) a summary of the arguments supporting such position, (iii) the relief sought, and (iv) the name and title of a senior person who has both the knowledge and authority to settle the Dispute and will be responsible for the negotiations related to the settlement of the Dispute (the "Senior Manager").

(c) Within ten (10) business days after delivery of the Response provided for above, the Senior Managers of both parties shall meet or communicate by telephone at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, and shall negotiate in good faith to attempt to resolve the Dispute that is the subject of such Dispute Notice. If such Dispute has not been resolved within thirty (30) business days after delivery of the Dispute Notice, then the parties shall refer the matter for arbitration pursuant to the following paragraph (d).

(d) If a disagreement exists that has not been settled per paragraph (c) above, such disagreement shall be submitted for arbitration. Any arbitration under this Section 18 will be conducted in accordance with the *Arbitrations Act* (Ontario) by a single arbitrator or by a panel of three arbitrators, if the parties cannot agree on the appointment of a single arbitrator.

party will make reasonable efforts to consult regarding, and afford the other party a reasonable opportunity to comment on, the proposed disclosure.

(b) The content of all public announcements concerning information not otherwise discloseable under paragraph 13(a) will be subject to the prior approval of the other party, such approval not to be unreasonably withheld or delayed

If the foregoing terms are acceptable, please sign and return. I will then forward this document to our legal and other advisors for review and, subject to any revisions required under applicable law and/or to maximize tax efficiencies for the shareholders, will then instruct our counsel to incorporate these terms into a formal agreement. While the parties will work together to complete the formal option agreement, upon signature by both parties, this will be a binding legal agreement.

Sincerely

INMET MINING CORPORATION

Ian Morrison P. Geo.
Exploration Manager

Agreed to this 30 day of Nov, 06.

Gary Freeman
for Pediment Exploration Ltd.

for Inmet Mining Corporation

GARY FREEMAN

PresiDent
Title

Title

party will make reasonable efforts to consult regarding, and afford the other party a reasonable opportunity to comment on, the proposed disclosure.

(b) The content of all public announcements concerning information not otherwise discloseable under paragraph 15(a) will be subject to the prior approval of the other party, such approval not to be unreasonably withheld or delayed

If the foregoing terms are acceptable, please sign and return. I will then forward this document to our legal and other advisors for review and, subject to any revisions required under applicable law and/or to maximize tax efficiencies for the shareholders, will then instruct our counsel to incorporate these terms into a formal agreement. While the parties will work together to complete the formal option agreement, upon signature by both parties, this will be a binding legal agreement.

Sincerely

INMET MINING CORPORATION

Ian Morrison P. Geo.
Exploration Manager

Agreed to this 30 day of November.

Gary Freeman	[signature]
for Pediment Exploration Ltd.	for Inmet Mining Corporation
GARY FREEMAN	FRANK BALINT
PresiDent	V.P. - Corporate Development -
Title	Title